

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2024

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip, Singapore, 048692

> **Re: Aura Fat Projects Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2024**
> **File No. 001-41350**

Dear David Andrada:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 29, 2024

Risk Factors, page 23

1. We note that risk factor disclosure regarding, among other things, potential review of your initial business combination by the Committee on Foreign Investment in the United States (CFIUS) and your sponsor's status as a "foreign person" under CFIUS regulations was included in the amended preliminary proxy statement on Schedule 14A filed June 20, 2023 and the registration statement on Form F-4 filed June 8, 2023. Please revise to provide comparable risk factor disclosure addressing how these facts could impact your ability to complete your initial business combination, or advise. Ensure that your disclosure discusses the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited. Disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment

opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

<u>General</u>

2.   We note that you are seeking to extend your termination date to July 18, 2025, a date which is 39 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to July 18, 2025 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Tucker